Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Enters into Senior Facilities Agreement

Macau, Wednesday, April 29, 2020 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe, today announces that the Company’s subsidiary, MCO Nominee One Limited, has entered into a senior facilities agreement, dated April 29, 2020, with a syndicate of banks (the “Facilities Agreement”). Under the terms of the Facilities Agreement, lenders have made available HK$14.85 billion (equivalent to approximately US$1.92 billion) in revolving credit facilities for a term of five years (the “Senior Revolving Facility”). The Facilities Agreement also provides an option for MCO Nominee One Limited to incur further indebtedness under incremental facilities (not exceeding HK$7.75 billion (equivalent to approximately US$1.00 billion)) subject to the satisfaction of certain conditions.

The Senior Revolving Facility is unsecured and is supported by secondary guarantees from Melco Resorts (Macau) Limited and MCO Investments Limited. The Company intends to draw the first loan under the Senior Revolving Facility on or about May 6, 2020. The Company intends to use the proceeds from the Senior Revolving Facility to refinance the HK$13.65 billion (equivalent to approximately US$1.75 billion) credit facilities entered into in June 2015 between, among others, Melco Resorts (Macau) Limited and Deutsche Bank AG, Hong Kong Branch (the “2015 Credit Facilities”) and for general corporate and working capital purposes of the Company and its subsidiaries. The 2015 Credit Facilities comprise of a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility, which has a final maturity date of June 29, 2021, and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, which has a final maturity date of June 29, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will also continue to operate the four satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com